SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

Tender Offer Statement UNDER Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WORLD POINT TERMINALS, LP

(Name of Subject Company (Issuer))

WORLD POINT TERMINALS, INC.

(Names of Filing Person (Offeror))

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

98159G107

(CUSIP Number of Class of Securities)

Jonathan Q. Affleck

8235 Forsyth Boulevard, Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis J. Block Greenberg Traurig, LLP 200 Park Avenue New York, NY 10166 (212) 801-2222	Thomas A. Litz Thompson Coburn LLP One US Bank Plaza St. Louis, MO 63101 (314) 552-6072

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$159,070,697	$18,437

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all issued and outstanding common units (the “Units”) of World Point Terminals, LP (the “Partnership”) not already beneficially owned by World Point Terminals, Inc. (the “Offeror”) or its affiliates, at a price per Unit equal to $17.30, net to the holder in cash, without interest thereon. As of May 31, 2017, 34,861,014 Units were outstanding, of which 25,666,176 Units were held by the Offeror and its affiliates. Accordingly, this calculation assumes the purchase by the Offeror of 9,194,838 Units.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by $0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$18,437
Form or registration No.:	Schedule TO
Filing Party:	World Point Terminals, Inc.
Date Filed:	June 2, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No.1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement originally filed under cover of Schedule TO (the “Schedule TO”) by World Point Terminals, Inc., a Delaware corporation (the “Offeror”), on June 2, 2017. The Schedule TO relates to the offer by the Offeror to purchase all outstanding common units (the “Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), that are not already beneficially owned by the Offeror and its affiliates, at a price per Unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated June 2, 2017 (as amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth herein, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment No. 1.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

Each of the Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information set forth under “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction,” “Special Factors—Section 5—Effects of the Offer and the Buyout,” “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee,” “The Offer—Section 8—Certain Information Concerning the Partnership,” and “The Offer—Section 10—Source and Amount of Funds,” is hereby amended and supplemented by adding the following:

The information set forth in Amendment No. 1 to the Offer to Purchase, dated June 21, 2017 and filed as Exhibit (a)(1)(i)(a) hereto, is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(i)(a)	Amendment No. 1 to the Offer to Purchase, dated June 21, 2017.

(a)(5)(ii)	Materials prepared by Robert W. Baird & Co. Incorporated for the Special Committee of the Board of Directors of World Point Terminals, Inc., dated May 11, 2017 (filed as Exhibit (c)(7) to Amendment No. 1 to the Schedule 13E-3 filed by World Point Terminals, Inc., WPT GP, LLC and World Point Terminals, LP on June 21, 2017 and incorporated herein by reference).

(b)	Credit Agreement, dated as of August 14, 2013, among Center Point Terminal Company, LLC, as the Borrower, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent, and the lenders from time to time party thereto (filed as Exhibit 10.5 to the Current Report on Form 8-K filed by World Point Terminals, LP on August 20, 2013 and incorporated herein by reference).

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2017

WORLD POINT TERMINALS, INC.

By:	/s/ Jonathan Q. Affleck
Name: Jonathan Q. Affleck
Title: Vice President and Chief Financial Officer

2

EXHIBIT INDEX

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)*	Offer to Purchase, dated June 2, 2017.

(a)(1)(i)(a)	Amendment No. 1 to the Offer to Purchase, dated June 21, 2017.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Summary Advertisement to be published in The New York Times on June 5, 2017.

(a)(1)(vii)*	Press Release, dated June 2, 2017.

(a)(5)(i)†	Materials prepared by Robert W. Baird & Co. Incorporated for the Special Committee of the Board of Directors of World Point Terminals, Inc., dated May 19, 2017 (filed as Exhibit (c)(6) to the Schedule 13E-3 filed by World Point Terminals, Inc., WPT GP, LLC and World Point Terminals, LP on June 2, 2017 and incorporated herein by reference).

(a)(5)(ii)†	Materials prepared by Robert W. Baird & Co. Incorporated for the Special Committee of the Board of Directors of World Point Terminals, Inc., dated May 11, 2017 (filed as Exhibit (c)(7) to Amendment No. 1 to the Schedule 13E-3 filed by World Point Terminals, Inc., WPT GP, LLC and World Point Terminals, LP on June 21, 2017 and incorporated herein by reference).

(b)†	Credit Agreement, dated as of August 14, 2013, among Center Point Terminal Company, LLC, as the Borrower, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent, and the lenders from time to time party thereto (filed as Exhibit 10.5 to the Current Report on Form 8-K filed by World Point Terminals, LP on August 20, 2013 and incorporated herein by reference).

(d)(1)*	Transaction Agreement, dated as of June 1, 2017, by and among the Offeror, WPT GP, LLC, and the Partnership.

(d)(2)†	First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP, dated as of August 14, 2013, as amended (filed as Exhibit 3.1 to Form 8-K filed by World Point Terminals, LP on August 20, 2013 and incorporated herein by reference).

(g)	None.

(h)	None.

* Filed previously.

† Incorporated by reference.

3